SUNWAY GLOBAL INC.
Daqing Hi-Tech Industry Development Zone
Daqing, Heilongjiang, Post Code 163316
People’s Republic of China

February 20, 2008

VIA EDGAR

Ms. Tricia Armelin
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549-7010

Re:	Sunway Global, Inc.
Form 8-K Item 4.01, Filed February 8, 2008
File No. 33-2775-A

Dear Ms. Armelin:

This letter responds to Staff’s written comments addressed to us with respect to the Company’s filing of Form 8-K Item 4.01. Each comment is followed by the Company’s response.

Form 8-K filed February 8, 2008

1. Amend the report to include all of the information required by Item 304 of Regulation S-B. Specifically, the disclosure should state whether during your two most recent fiscal years and any subsequent period through the date of dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304 of Regulation S-B. Please amend your report, filed the amendment under cover of Form 8-KA and include the Item 4 designation. Please also include the letter from your former accountants filed as an Exhibit 16.

Response

In view of Staff’s comments, we have amended the Form 8-K to clarify the period of Samuel Wong & Co., LLP’s engagement with the Company and reflect our response to the SEC’s comments.

We have made repeated requests of Samuel Wong & Co., LLP to furnish a letter addressed to the SEC responding to the disclosures made in our Form 8-K. However, to date, Samuel Wong & Co., LLP has not responded to our requests. We will file an amendment to our Form 8-K to file as an exhibit a copy of the requested letter upon our receipt.

SUNWAY GLOBAL INC.
Daqing Hi-Tech Industry Development Zone
Daqing, Heilongjiang, Post Code 163316
People’s Republic of China

2. Item 304 of Regulation S-B also requires a statement whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report.

Response

In view of Staff’s comments, we have amended the Form 8-K to reflect our response to the SEC’s comments.

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Should you have any further questions, please do not hesitate to contact the undersigned at (86) 459-604-6043.

Very truly yours, /s/ Bo Liu Bo Liu